UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TriLinc Global Impact Fund, LLC

Full Name of Registrant

N/A

Former Name if Applicable

1230 Rosecrans Avenue, Suite 605

Address of Principal Executive Office (Street and Number)

Manhattan Beach, CA 90266

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) within the prescribed period due to the resignation of the registrant's prior independent registered public accounting firm on February 28, 2023. The registrant engaged KPMG LLP (“KPMG”) as its new independent registered public accounting firm on June 26, 2023. The filing of this Quarterly Report will be delayed until the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 are filed with the Securities and Exchange Commission ("SEC"). These reports are still subject to audit or review by KPMG.

The registrant expects that when it files the Quarterly Report for the quarter ended June 30, 2023, its Consolidated Statement of Operations for the quarter ended June 30, 2023, will indicate that the Net Change in Net Assets Resulting from Operations decreased by approximately $1.4 million compared to the same period in the prior year. This is primarily attributable to an approximate $2.4 million decrease in total investment income compared to the second quarter of 2022.

The estimated results in this filing represent the registrant's preliminary estimates of certain financial results for the quarter ended June 30, 2023, based on currently available information. The registrant has not yet finalized its consolidated financial statements as of and for the year ended December 31, 2022, as of and for the quarter ended March 31, 2023, and as of and for the quarter ended June 30, 2023, and they are not currently available. The registrant's actual results remain subject to the finalization of its Annual or Quarterly Reports including the review by management, the registrant's board of managers and the audit committee and are still subject to audit or review by KPMG. As a result, the registrant's actual results could differ from those set forth herein and the differences could be material. Therefore, a reader should not place undue reliance on these preliminary estimates of the registrant's results. The preliminary estimates of the registrant's results included herein have been prepared by, and are the responsibility of, the registrant's management. These preliminary estimates have not been audited, reviewed or compiled by an independent registered public accounting firm. The preliminary estimates presented herein should not be considered a substitute for the information to be filed with the SEC in the registrant's Quarterly Report, once it becomes available.

Forward-Looking Statements

This filing contains forward-looking statements (including, without limitation, statements concerning the filing of the Quarterly Report and the preliminary estimate of certain results of operations to be reported therein) that are based on the registrant's current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties, including, without limitation, the future operating performance of the borrowers under the loans and facilities that the registrant has made and invested in and those risks set forth in the registrant's filings with the SEC. Although these forward-looking statements reflect management's beliefs as to future events, actual events could differ materially from those expressed or implied in these forward-looking statements. Any forward-looking statements presented herein are made only as of the date of this filing, and the registrant does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark A. Tipton	(310)	874-1142
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                       Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information in Part III above.

TriLinc Global Impact Fund, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2023	By: /s/ Mark A. Tipton
Chief Financial Officer